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                              June 3, 2024

       Mark Douglas
       Chief Executive Officer
       MNTN, Inc.
       823 Congress Avenue
       #1827
       Austin, TX 78768

                                                        Re: MNTN, Inc.
                                                            Amendment No. 6 to
Draft Registration Statement on Form S-1
                                                            Submitted May 13,
2024
                                                            CIK No. 0001891027

       Dear Mark Douglas:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       June 21, 2023 letter.

       Amendment No. 6 to Draft Registration Statement on Form S-1, Submitted May 13, 2024

       Risk Factors
       Risks Related to Our Legal and Regulatory Environment
       We may face risks associated with any use of artificial intelligence and machine learning models, page 37

   1. We note your updated disclosure that you are now integrating artificial intelligence into your platform
development. Please clarify what form of artificial intelligence you have integrated into your
product development, as it appears from your disclosure that it is distinct from your
machine learning models, and indicate if the underlying software is proprietary or
opensource. In addition, please indicate in your Business section the
 Mark Douglas
MNTN, Inc.
June 3, 2024
Page 2
      products incorporating artificial intelligence in your pipeline and the stage of development of each technology.
Principal and Selling Stockholders, page 117

2. We understand that upon the effectiveness of your registration statement, the Series D
      Preferred Shares convert into common stock. To the extent that the holder, or holders, of the 2023 Convertible Notes is a beneficial owner of more than five percent of any class of voting securities, please disclose their ownership in accordance with
Item 403 of
      Regulation S-K.
General

3. We note your disclosure that in connection with the closing of your initial public offering the 2023 Convertible Notes can be converted into Series D preferred Stock (see,
      e.g., disclosure on page 10). We further note your disclosure on page 114 that "[e]ach share of Series D Preferred Stock will automatically convert into one share of our common stock immediately upon the closing of this offering." Please clarify whether this means that a decision to convert the notes into preferred stock means that effectively the notes would be converted into common stock. Please make conforming revisions, as necessary, throughout the prospectus.

       Please contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNameMark Douglas
                                                            Division of
Corporation Finance
Comapany NameMNTN, Inc.
                                                            Office of Trade &
Services
June 3, 2024 Page 2
cc:       Ian Schuman
FirstName LastName